Exhibit 99.54

BPO PROPERTIES LTD.

BROOKFIELD OFFICE PROPERTIES CANADA

BROOKFIELD OFFICE PROPERTIES CANADA LP

BPO SUB AMALCO INC.

BPO PROPERTIES BAY ADELAIDE LP

1211460 ONTARIO LIMITED

BPO PROPERTIES TRUST

BPO PROPERTIES BANKERS COURT LP

EACH ADDITIONAL PERSON WHO BECOMES, FROM TIME TO TIME, A HOLDER OF EXCHANGEABLE UNITS AND AGREES TO BE A PARTY TO AND BOUND BY THIS AGREEMENT

EXCHANGE AND SUPPORT
AGREEMENT

May 1, 2010

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS AND INTERPRETATION		3
1.1	Definitions	3
1.2	Rules of Construction	5
1.3	Entire Agreement	5
1.4	Governing Law	6
1.5	Severability	6
1.6	Accounting Matters	6
1.7	Withholding Rights	7

ARTICLE 2
SUPPORT COVENANTS RELATING TO EXCHANGE RIGHT		7
2.1	General Covenants of BCR and the Limited Partnership	7
2.2	Segregation of Funds	8
2.3	Reservation of Trust Units by BCR	8
2.4	Listing of Trust Units	8
2.5	Notification of Certain Events by the Limited Partnership	9
2.6	Issuance and Delivery of Trust Units and Limited Partnership Consideration	9
2.7	Economic Equivalence to Trust Units	10
2.8	Offers	13
2.9	Acknowledgements and Covenants of Exchangeable Unitholders	14

ARTICLE 3
EXCHANGE RIGHT		14
3.1	Exchange Right	14
3.2	Exchange Exercise Procedure	14
3.3	Delivery of Trust Units	15
3.4	Withdrawal of Exercise	15
3.5	Effect of Exercise	15
3.6	Validity of Exchange Consideration; Validity of Class A LP Units	16
3.7	Automatic Exchanges Upon a Liquidation Event	16
3.8	Restrictions on Exchanges	17

ARTICLE 4
BCR SUCCESSORS		17
4.1	Certain Requirements in Respect of Combination	17
4.2	Vesting of Powers in Successor	18
4.3	Wholly-Owned Subsidiaries	18

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ARTICLE 5
AMENDMENTS		18
5.1	Amendments, Modifications	18
5.2	Changes in Capital of BCR and the Limited Partnership	18

ARTICLE 6
GENERAL		19
6.1	Termination	19
6.2	Assignment	19
6.3	Time	19
6.4	Enurement	19
6.5	Notices to Parties	19
6.6	Counterparts	21

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EXCHANGE AND SUPPORT AGREEMENT

THIS AGREEMENT is effective as of 12:01 p.m. (Toronto time) on the 1st day of May, 2010,

BETWEEN:

BPO PROPERTIES LTD., a corporation existing under the laws of Canada

(“BPP”)

- and -

BROOKFIELD OFFICE PROPERTIES CANADA, an unincorporated closed-end trust existing under the laws of the Province of Ontario (“BCR”)

- and -

BROOKFIELD OFFICE PROPERTIES CANADA LP, a limited partnership existing under the laws of the Province of Ontario (the “Limited Partnership”)

BPO SUB AMALCO INC., a corporation existing under the laws of the Province of Ontario

(“BPP Sub Amalco”)

- and -

BPO PROPERTIES BAY ADELAIDE LP, a limited partnership existing under the laws of the Province of Ontario

(“BPP Bay Adelaide LP”)

- and -

1211460 ONTARIO LIMITED, a corporation existing under the laws of the Province of Ontario

(“1211460”)

- and -

BPO PROPERTIES TRUST, an unincorporated trust existing under the laws of the Province of Alberta

(“BPP Trust”)

- and -

BPO PROPERTIES BANKERS COURT LP, a limited partnership existing under the laws of the Province of Alberta

(“BPP Bankers Court LP”)

- and -

EACH ADDITIONAL PERSON WHO BECOMES, FROM TIME TO TIME, A HOLDER OF EXCHANGEABLE UNITS AND AGREES TO BE A PARTY TO AND BOUND BY THIS AGREEMENT

(collectively, the “Exchangeable Unitholders”)

RECITALS:

WHEREAS pursuant to an amended and restated limited partnership agreement (the “Limited Partnership Agreement”), dated as of the date hereof, between BOPC GP Inc., as general partner (“General Partner”), BPP, BCR, BPP Sub Amalco, BPP Bay Adelaide LP, 1211460, BPP Trust, and BPP Bankers Court LP as the initial limited partners, the Limited Partnership is authorized to issue various classes of partnership units, including the Class B limited partnership units (the “Exchangeable Units”), which carry a right of exchange for units of BCR (“Trust Units”);

AND WHEREAS the Limited Partnership Agreement provides that each Exchangeable Unit may be surrendered for exchange at the holder’s option for one Trust Unit in accordance with the terms and conditions of the Limited Partnership Agreement, including the Exchangeable Unit Provisions (as defined below);

AND WHEREAS it is desirable that BCR, the Limited Partnership and the Exchangeable Unitholders enter into this Agreement in order to create certain support obligations with respect to the Exchangeable Units;

THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants, representations and warranties of the parties hereinafter contained, and for good and other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto covenant and agree as follows.

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

1.1.1      “BCR Successor” has the meaning set out in Section 4.1.1;

1.1.2      “Business Day” means a day on which Canadian chartered banks are open for business in Toronto, Ontario, other than a Saturday or Sunday;

1.1.3      “Class A LP Units” means Class A limited partnership units of the Limited Partnership;

1.1.4      “Control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract, by virtue of provisions contained in constitutional documents or otherwise; and for greater certainty and without limitation, a Person is deemed to Control another Person if: (i) the first Person owns securities (other than by way of security only), directly or indirectly, of the second Person entitling the first Person to exercise more than 50% of the votes exercisable at any meeting of that second Person, together with the right to elect a majority of the directors of the second Person, (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership or the right to exercise more than 50% of the votes exercisable at any meeting of partners of that partnership, or (iii) the second Person is a limited partnership and the first Person is the general partner of the limited partnership or Controls the general partner of the limited partnership. “Controls”, “Controlling” and “Controlled” have corresponding meanings;

1.1.5      “Declaration of Trust” means the declaration of trust of BCR dated as of March 19, 2010, as amended, supplemented and restated from time to time;

1.1.6      “Exchange Right” has the meaning set out in Section 3.1;

1.1.7      “Exchange Right Closing Date” has the meaning set out in Section 3.2;

1.1.8      “Exchange Right Notice” has the meaning set out in the Exchangeable Unit Provisions;

1.1.9      “Exchangeable Unit Provisions” means the rights, privileges, restrictions and conditions attached to the Exchangeable Units as set out in the Limited Partnership Agreement;

1.1.10    “Exchangeable Unitholder” means a holder of Exchangeable Units;

1.1.11    “Exchangeable Units” has the meaning set out in the recitals to this Agreement;

1.1.12    “Exchanged LP Units” has the meaning set out in Section 3.2;

1.1.13    “Exercising Unitholder” has the meaning set out in Section 3.2;

1.1.14    “General Partner” has the meaning set out in the recitals to this Agreement, and any successor general partner of the Limited Partnership;

1.1.15    “Generally Accepted Accounting Principles” means generally accepted accounting principles set out from time to time in the Handbook of the Canadian Institute of Chartered Accountants;

1.1.16    “Limited Partnership Agreement” has the meaning set out in the recitals to this Agreement;

1.1.17    “Liquidation Event” has the meaning set out in Section 3.7;

1.1.18    “Liquidation Event Effective Time” has the meaning set out in Section 3.7.2;

1.1.19    “Offer” has the meaning set out in Section 2.8;

1.1.20    “Person” includes an individual, sole proprietorship, partnership, limited partnership, corporation, company, unlimited liability company, trust, unincorporated organization, association, unincorporated syndicate, government, or any department or agency thereof and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual;

1.1.21    “Special Voting Unit” means a special voting unit of BCR issued to holders of the Exchangeable Units and which entitles the holder of record thereof to one vote per special voting unit held at meetings of unitholders of BCR or in respect of any written resolution;

1.1.22    “Subsidiary” means, with respect to any Person, any other Person that is Controlled directly or indirectly by such Person and includes a Subsidiary of a Subsidiary;

1.1.23    “Tax Act” means the Income Tax Act (Canada); and

1.1.24    “Trust Unit” has the meaning set out in the recitals to this Agreement.

1.2	Rules of Construction

Unless the context otherwise requires, in this Agreement:

1.2.1      “Agreement”, “this Agreement”, “the Agreement” “hereto” “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, restated, modified, replaced or supplemented from time to time, including the Schedule attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and the expressions “Article”, “Section”, “Subsection” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section, Subsection or Schedule of this Agreement;

1.2.2      the division of this Agreement into Articles, Sections and Subsections and the insertion of headings and a table of contents are provided for convenience of reference only and shall not affect the construction or interpretation thereof;

1.2.3      words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders or the neuter, and words importing the neuter shall include all genders;

1.2.4      if any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day; and

1.2.5      reference to any legislation shall be deemed to be a reference to such legislation as amended, re-enacted or replaced from time to time, and includes all rules and regulations and statutory instruments issued thereunder from time to time, and any legislation or any rule, regulation or statutory instrument which supplements or supersedes such legislation or any such rule, regulation or statutory instrument.

1.3	Entire Agreement

This Agreement and the agreements and other documents referred to herein, including the Limited Partnership Agreement, constitute the entire agreement between the Parties with respect to the subject matter thereof and supersede all other prior agreements, understandings, negotiations and discussions, whether written or oral, between the Parties in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in such agreements.

1.4	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

1.5	Severability

Each provision of this Agreement is intended to be severable and if any severable provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct. To the extent that any such provision is found to be invalid, illegal or unenforceable, the parties hereto shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

1.6	Accounting Matters

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with Generally Accepted Accounting Principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination, consolidation or computation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with Generally Accepted Accounting Principles and past practice.

1.7	Withholding Rights

BCR and the General Partner, on behalf of the Limited Partnership, will be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person under this Agreement any amounts as BCR or the Limited Partnership, respectively, is required or permitted to deduct and withhold with respect to such payment under the Tax Act, or any provision of provincial, state, local or foreign tax law, in each case as amended or superseded, or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted or which would be permitted to be deducted or withheld from any payment to a Person exceeds the cash portion of the consideration otherwise payable to the Person, BCR and the General Partner, on behalf of Limited Partnership, are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to BCR or the Limited Partnership, as the case may be, to enable it to comply with such deduction or withholding requirement and BCR or the General Partner, on behalf of the Limited Partnership, shall notify the Person and remit to the Person any unapplied balance of the net proceeds of such sale.

ARTICLE 2
SUPPORT COVENANTS RELATING TO EXCHANGE RIGHT

2.1	General Covenants of BCR and the Limited Partnership

So long as any Exchangeable Units remain outstanding, BCR and the General Partner, on behalf of the Limited Partnership, as applicable will:

2.1.1      in connection with every issuance by the Limited Partnership to a Person of an Exchangeable Unit, issue to such Person concurrently with the issuance of the Exchangeable Unit one Special Voting Unit, so that at all times each Exchangeable Unitholder will hold exactly one Special Voting Unit for each Exchangeable Unit held by such holder;

2.1.2      advise the Limited Partnership sufficiently in advance of the declaration by BCR of any distribution on Trust Units and take all such other actions as are reasonably necessary, in cooperation with the Limited Partnership, to ensure that the distribution on the Exchangeable Units will be of the same nature and amount as such distribution, and that the respective declaration date, record date and payment date for the distribution on the Exchangeable Units will be the same as the declaration date, record date and payment date for the corresponding distribution on Trust Units; and

2.1.3      take all such actions and do all such things as are reasonably necessary or desirable to enable, permit and/or cause the Limited Partnership, in accordance with applicable law, to pay and otherwise perform its obligations in respect of each issued and outstanding Exchangeable Unit: (i) in respect of distributions on the Exchangeable Units in accordance with the provisions of the Limited Partnership Agreement, (ii) upon the liquidation, dissolution or winding up of the Limited Partnership, and (iii) upon the delivery of an Exchange Right Notice (as defined in the Exchangeable Unit Provisions) by an Exchangeable Unitholder, including without limitation all such actions and all such things as are necessary or desirable to enable and permit the Limited Partnership to cause to be delivered Trust Units to the holders of Exchangeable Units as exchange agent for such holders and BCR in accordance with the Limited Partnership Agreement, including the Exchangeable Unit Provisions and this Agreement; provided that, for greater certainty, nothing in this Section 2.1.3 shall require BCR to provide funds in respect of distributions on the Exchangeable Units.

2.2	Segregation of Funds

The General Partner will cause the Limited Partnership to deposit a sufficient amount of funds in a separate account of the Limited Partnership and segregate a sufficient amount of such other assets and property as is necessary to enable the Limited Partnership to pay distributions when due and to enable the Limited Partnership to pay or otherwise satisfy its obligations under the Limited Partnership Agreement, including the Exchangeable Unit Provisions.

2.3	Reservation of Trust Units by BCR

BCR hereby represents, warrants and covenants in favour of the Limited Partnership and the Exchangeable Unitholders that BCR has reserved for issuance and, at all times during which this Agreement is in effect, will keep available, free from pre-emptive and other rights, such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.7): (i) as is equal to the sum of (a) the number of Exchangeable Units issued and outstanding from time to time and (b) the number of Exchangeable Units issuable upon the exercise of all rights, options or other entitlements to acquire Exchangeable Units outstanding from time to time; and (ii) as are now and may hereafter be required to enable and permit BCR to meet its obligations under this Agreement and under any other security or commitment pursuant to which BCR may now or hereafter be required to issue Trust Units and permit the Limited Partnership to meet its obligations under this Agreement and under the Limited Partnership Agreement, including the Exchangeable Unit Provisions.

2.4	Listing of Trust Units

BCR hereby covenants and agrees that it will use commercially reasonable efforts to list all Trust Units issued pursuant to this Agreement and the Limited Partnership Agreement, including the Exchangeable Unit Provisions, as freely tradeable securities on each securities exchange or quotation system on which Trust Units are then listed or quoted.

2.5	Notification of Certain Events by the Limited Partnership

In order to assist BCR in complying with its obligations under this Agreement, the General Partner on behalf of the Limited Partnership will notify BCR of each of the following events at the respective times set forth below:

2.5.1      at least 60 days prior to the Limited Partnership instituting voluntary liquidation, dissolution or winding up proceedings with respect to the Limited Partnership or effecting any other distribution of the assets of the Limited Partnership among its unitholders for the purpose of winding up its affairs;

2.5.2      promptly, upon the earlier of receipt by the Limited Partnership of notice of and the Limited Partnership otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Limited Partnership or to effect any other distribution of the assets of the Limited Partnership among its unitholders for the purpose of winding up its affairs;

2.5.3      immediately, upon receipt by the Limited Partnership of an Exchange Right Notice; and

2.5.4      as soon as practicable, but at least ten Business Days prior to the Limited Partnership issuing any (i) exchangeable units of any class or series, including the Exchangeable Units, (ii) rights to acquire exchangeable units, including the Exchangeable Units, or (iii) other securities exchangeable for or convertible into Exchangeable Units.

2.6	Issuance and Delivery of Trust Units and Limited Partnership Consideration

2.6.1      In furtherance of its obligations under Section 2.5.3, upon notice from the Limited Partnership that an Exchangeable Unitholder has surrendered Exchangeable Units for exchange in accordance with the Exchangeable Unit Provisions, BCR will issue and deliver or cause to be issued and delivered to the Limited Partnership the requisite number of Trust Units to be transferred to the Exchangeable Unitholder as required by the Limited Partnership Agreement, including the Exchangeable Unit Provisions, and as the Limited Partnership may direct. With respect to such transfer, the Limited Partnership will act in its capacity as exchange agent for the Exchangeable Unitholder and BCR, with the result that the Limited Partnership shall not at any time or under any circumstances own or have any right to acquire any Trust Units or Exchangeable Units. Following such exchange, BCR and the Limited Partnership agree that BCR will immediately exchange the Exchangeable Units received by BCR from the Exchangeable Unitholder for Class A LP Units of the Limited Partnership, the fair market value of which is equal to the fair market value (as determined by the board of trustees of BCR or such persons to whom the trustees of BCR have delegated such power) of the Trust Units issued to the Exchangeable Unitholder.

2.6.2      BCR hereby represents, warrants and covenants in favour of the Exchangeable Unitholder that any Trust Units issued as required by the terms of this Agreement will be duly authorized and validly issued as fully paid and non-assessable units and will be free and clear of any liens, claims or encumbrances.

2.6.3      The Limited Partnership hereby represents, warrants and covenants in favour of BCR that any Class A LP Units issuable by the Limited Partnership under Section 2.6.1 will be duly authorized and validly issued as fully paid and non-assessable units and will be free and clear of any liens, claims or encumbrances.

2.7	Economic Equivalence to Trust Units

2.7.1      BCR will not:

2.7.1.1          issue or distribute Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units (provided that this restriction will not apply to a distribution of additional Trust Units made in order to satisfy a distribution of income on such units so long as such distribution is followed by a consolidation of Trust Units for the purpose of ensuring that the number of Trust Units outstanding after such distribution would be equal to the number of Trust Units outstanding before such distribution if no withholding were required in respect of any part of such distribution payable to any holder of such units);

2.7.1.2          issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

2.7.1.3          issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) evidences of indebtedness of BCR or (B) assets of BCR, except in accordance with the provisions of the Trust Units, unless the economic equivalent (as determined by the General Partner as contemplated in Section 2.7.4, taking into account, among other things, the value of Special Voting Units issued in tandem with the Exchangeable Units) on a per unit basis of such rights, options, securities, units, evidences of indebtedness or other assets is issued or distributed simultaneously to the Exchangeable Unitholders, in which case, for greater certainty, no approval of the Exchangeable Unitholders will be required.

2.7.2      BCR will not:

2.7.2.1          subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

2.7.2.2          reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units (provided that this restriction will not apply to any consolidation of Trust Units undertaken in connection with a distribution of income on such units satisfied by the issuance of additional Trust Units by BCR, where such consolidation is undertaken for the purpose of ensuring that the number of Trust Units outstanding after such distribution would be equal to the number of Trust Units outstanding before such distribution if no withholding were required in respect of any part of such distribution payable to any holder of such units); or

2.7.2.3          reclassify, amend the terms of, or otherwise change Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting Trust Units,

unless the same or an economically equivalent change (as determined by the General Partner as contemplated in Section 2.7.4) is made simultaneously to, or in the rights of the Exchangeable Unitholders, in which case, for greater certainty, no approval of the Exchangeable Unitholders will be required.

2.7.3      BCR will ensure, in the case of any event referred to in Section 2.7.1 or 2.7.2, or use commercially reasonable efforts to ensure, in the case of any event referred to in Section 2.8, that, except as otherwise approved by the Exchangeable Unitholders, the record date or, if no record date is applicable for such event, the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by BCR.

2.7.4      The General Partner, acting in good faith, will determine economic equivalence for the purposes of any event referred to in Section 2.7.1 or 2.7.2 and each such determination will be conclusive and binding on BCR, the Limited Partnership and the Exchangeable Unitholders. In making each such determination, the General Partner will consider, without excluding other factors determined by the General Partner to be relevant, the following factors:

2.7.4.1          in the case of any distribution payable in Trust Units, the number of such units issued in proportion to the number of Trust Units previously outstanding;

2.7.4.2          in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units), the relationship between the exercise price of each such right, option or warrant and the current market value of a Trust Unit;

2.7.4.3          in the case of the issuance or distribution of any other form of property (including, without limitation, any units of BCR of any class other than Trust Units, any rights, options or warrants other than those referred to in Section 2.7.4.2, any evidences of indebtedness of BCR or any assets of BCR), the relationship between (A) the fair market value (as determined by the General Partner) of such property to be issued or distributed with respect to each outstanding Trust Unit and (B) the current market value of a Trust Unit;

2.7.4.4          in the case of any subdivision, redivision or change of the then outstanding Trust Units into a greater number of Trust Units or the reduction, combination, consolidation or change of the then outstanding Trust Units into a lesser number of Trust Units or any amalgamation, merger, reorganization or other transaction affecting Trust Units the effect thereof upon the then outstanding Trust Units; and

2.7.4.5          in all such cases, the tax treatment of the relevant event to holders of Exchangeable Units.

2.7.5      BCR will take or cause to be taken such steps as may be necessary for the purposes of ensuring that there is at all times one Special Voting Unit issued and outstanding in respect of each Exchangeable Unit issued and outstanding in order to ensure the required voting equivalence of the Trust Units and the Exchangeable Units.

2.7.6      The Limited Partnership agrees that, to the extent required, upon due notice from BCR, the Limited Partnership will take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate distributions are made by the Limited Partnership, or subdivisions, re-divisions, reductions, combinations, consolidations or other changes are made to the Exchangeable Units, in order to implement the required economic equivalence with respect to the Trust Units and the Exchangeable Units as provided for in this Section 2.7.

2.8	Offers

If an offer, issuer bid (other than an issuer bid exempt from the formal bid requirements under the Securities Act (Ontario)), take-over bid (other than a take-over bid exempt from the formal bid requirements under the Securities Act (Ontario)) or similar transaction with respect to the Trust Units is proposed by BCR or is proposed to BCR or holders of Trust Units and is recommended by the board of trustees of BCR, or is otherwise effected or to be effected, whether or not with the consent or approval of the board of trustees of BCR (each, an “Offer”), and the Exchangeable Units are not surrendered for exchange in accordance the Limited Partnership Agreement, including the Exchangeable Unit Provisions and this Agreement, BCR will, to the extent reasonably possible in the circumstances, expeditiously and in good faith, take all such commercially reasonable actions and do all such commercially reasonable things as are necessary or desirable to enable and permit holders of such Exchangeable Units to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Trust Units without discrimination. Without limiting the generality of the foregoing, BCR will, to the extent possible in the circumstances, expeditiously and in good faith, use commercially reasonable efforts to ensure that holders of such Exchangeable Units may participate in all such Offers without being required to exercise their right to surrender their Exchangeable Units for exchange (or, if so required, to ensure that any such exchange will be effective only upon, and will be conditional upon, the successful completion of the Offer and only to the extent necessary to tender to or deposit under the Offer). BCR will also use commercially reasonable efforts to ensure that holders of such Exchangeable Units may participate in all such Offers by tendering shares of a holding company holding only Exchangeable Units to such Offer.

2.9	Acknowledgements and Covenants of Exchangeable Unitholders

The Exchangeable Unitholders acknowledge that each Special Voting Unit shall at all times be issued and transferred in tandem with the Exchangeable Unit to which it relates. The Exchangeable Unitholders will not transfer any Special Voting Unit separately from the Exchangeable Unit to which the Special Voting Unit relates and, accordingly, acknowledge that the transfer of the Special Voting Units will be subject to the same restrictions that apply to the transfer of the Exchangeable Units pursuant to the Limited Partnership Agreement, with necessary modifications, except as may otherwise be provided in the Declaration of Trust. Without limiting the generality of the foregoing, as a condition of transfer, any transferee of an Exchangeable Unit and corresponding Special Voting Unit will agree in writing to be bound by the terms of this Agreement and will assume the obligations of the transferring party under this Agreement.

ARTICLE 3
EXCHANGE RIGHT

3.1	Exchange Right

Each Exchangeable Unitholder has the right (the “Exchange Right”), at any time and from time to time, to require BCR to transfer to the holder upon surrender of any or all of the Exchangeable Units registered in the name of such holder, for each Exchangeable Unit presented and surrendered by such holder, one Trust Unit in accordance with the Limited Partnership Agreement, including the Exchangeable Unit Provisions and this Agreement. BCR hereby acknowledges receipt of good and valuable consideration (and the sufficiency of the consideration) for the grant of the Exchange Right provided under the Limited Partnership Agreement, including the Exchangeable Unit Provisions and this Agreement.

3.2	Exchange Exercise Procedure

To exercise the Exchange Right, an Exchangeable Unitholder (an “Exercising Unitholder”) will deliver to the Limited Partnership on behalf of BCR an Exchange Right Notice which will state (i) that such holder is exercising the Exchange Right so as to require BCR to purchase from such holder the number of Exchangeable Units specified in the Exchange Right Notice (the “Exchanged LP Units”); (ii) the date of closing of the purchase and sale of the Exchanged LP Units pursuant to the exercise of the Exchange Right (the “Exchange Right Closing Date”); and (iii) that such holder has good title to and owns all Exchanged LP Units free and clear of all liens, claims and encumbrances. On or prior to the Exchange Right Closing Date, such holder will deliver to the Limited Partnership on behalf of BCR the certificate or certificates representing the Exchanged LP Units, duly endorsed in blank for transfer, accompanied by any other documents and instruments as may be required to effect a transfer of the Exchanged LP Units under the Limited Partnership Agreement and any additional documents and instruments as BCR may reasonably require.

3.3	Delivery of Trust Units

Provided that the Exercising Unitholder complies with its obligations under Section 3.2 and complies with all other applicable obligations under the Limited Partnership Agreement, including the Exchangeable Unit Provisions, and this Agreement, BCR will issue to an Exercising Unitholder the Trust Units issuable to the Exchangeable Unitholder on the Exchange Right Closing Date.

3.4	Withdrawal of Exercise

At any time prior to the Exchange Right Closing Date, an Exercising Unitholder will be entitled to withdraw its Exchange Right Notice.

3.5	Effect of Exercise

On the Exchange Right Closing Date, provided that all conditions to the closing of the transactions contemplated by the exercise of the Exchange Right have been satisfied or waived:

3.5.1      BCR will be considered and deemed for all purposes to be the holder of the Exchanged LP Units and the Special Voting Units delivered to it pursuant to the exercise of the Exchange Right, and BCR will forthwith upon receipt surrender such Exchanged LP Units to the Limited Partnership for cancellation in consideration for such number of Class A LP Units, the fair market value of which is equal to the fair market value of such Exchanged LP Units;

3.5.2      the Exercising Unitholder will be considered and deemed for all purposes to be the holder of the Exchange Consideration; and

3.5.3      the Exchanged LP Units and the Special Voting Units issued in tandem therewith will be cancelled by the Limited Partnership and BCR, respectively.

3.6	Validity of Exchange Consideration; Validity of Class A LP Units

BCR hereby represents, warrants and covenants in favour of the Exchangeable Unitholders that any Trust Units issuable by BCR in accordance with the Limited Partnership Agreement, including the Exchangeable Unit Provisions, and this Agreement will be duly authorized and validly issued as fully paid and non-assessable units and will be free and clear of any liens, claims or encumbrances. The Limited Partnership hereby represents, warrants and covenants in favour of BCR that any Class A LP Units issuable by the Limited Partnership to BCR as contemplated by Section 3.5.1 of this Agreement will be duly authorized and validly issued as fully paid and non-assessable units and will be free and clear of any liens, claims or encumbrances.

3.7	Automatic Exchanges Upon a Liquidation Event

3.7.1      BCR will provide written notice to the Limited Partnership and the Exchangeable Unitholders of each of the following events (each, a “Liquidation Event”) at the respective times set forth below:

3.7.1.1          at least 60 days prior to BCR instituting voluntary liquidation, dissolution or winding up proceedings with respect to BCR or effecting any other distribution of the assets of BCR among its unitholders for the purpose of winding up its affairs; or

3.7.1.2          promptly, upon the earlier of receipt by BCR of notice of and BCR otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of BCR or to effect any other distribution of the assets of BCR among its unitholders for the purpose of winding up its affairs.

3.7.2      In order that the Exchangeable Unitholders will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of BCR in connection with a Liquidation Event, on the fifth Business Day prior to the effective time (the “Liquidation Event Effective Time”) of a Liquidation Event, such holders will be deemed to have exercised the Exchange Right with respect to all of the then outstanding Exchangeable Units and the closing of the transactions contemplated by the exercise of such rights with respect to all of the then outstanding Exchangeable Units will be deemed to have automatically occurred immediately prior to the Liquidation Event Effective Time. In connection with such automatic exchanges, BCR will provide to the Exchangeable Unitholders a certificate of an officer of BCR setting forth the calculation of the purchase price of each Exchangeable Unit.

3.8	Restrictions on Exchanges

3.8.1      Notwithstanding anything in this Agreement or in the Exchangeable Unit Provisions to the contrary, no Exchangeable Unit may be exchanged for Trust Units in accordance with this Article 3, unless simultaneously therewith, the Exercising Unitholder also tenders to BCR the Special Voting Unit issued in tandem with such Exchangeable Unit, and any attempted exchange which is not accompanied by a simultaneous tender of such Special Voting Unit will be void and of no effect.

3.8.2      Notwithstanding anything in this Agreement or in the Exchangeable Unit Provisions to the contrary, no party to this Agreement shall be required to issue or transfer any securities other than in accordance with applicable securities laws and stock exchange requirements.

3.8.3      Notwithstanding anything in this Agreement or in the Exchangeable Unit Provisions to the contrary, the Exchange Right may not be exercised by an Exchangeable Unitholder if the completion of the transactions contemplated by such rights would, in the opinion of the trustees of BCR, acting reasonably, cause a significant risk to BCR’s status as a unit trust, a mutual fund trust or a real estate investment trust under the Tax Act or create a significant risk that BCR would be subject to tax under either Part XII.2 or paragraph 122(1)(b) of the Tax Act or that the Limited Partnership would not be a “Canadian Partnership” (as defined under the Tax Act).

ARTICLE 4
BCR SUCCESSORS

4.1	Certain Requirements in Respect of Combination

Subject to Section 4.3, BCR will not consummate any transaction (whether by way of reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing entity resulting therefrom, unless:

4.1.1      such other Person or continuing entity (the “BCR Successor”), by operation of law, becomes, without any further action, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the BCR Successor of liability for all amounts payable and property deliverable hereunder and the covenant of such BCR Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of BCR under this Agreement; and

4.1.2      such transaction is on such terms and conditions that substantially preserve and do not impair in any material respect any of the rights, duties, powers and authorities of the other parties hereto or of the holders of Exchangeable Units.

4.2	Vesting of Powers in Successor

Whenever the conditions of Section 4.1 have been duly observed and performed, the parties hereto and the BCR Successor will execute and deliver a supplemental agreement hereto and thereupon the BCR Successor will possess and from time to time may exercise each and every right and power and will be subject to each and every obligation of BCR under this Agreement in the name of BCR or otherwise and any act or proceeding under any provision of this Agreement required to be done or performed by the trustees or any officers of BCR may be done and performed with like force and effect by the trustees, directors or officers of such BCR Successor.

4.3	Wholly-Owned Subsidiaries

Nothing herein will be construed as preventing the winding-up, liquidation or dissolution of any wholly-owned Subsidiaries of BCR, provided that all of the assets of such Subsidiaries are transferred to BCR or another wholly-owned direct or indirect Subsidiary of BCR, and any such transactions are expressly permitted by this Article 4.

ARTICLE 5
AMENDMENTS

5.1	Amendments, Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the parties hereto.

5.2	Changes in Capital of BCR and the Limited Partnership

At all times after the occurrence of any event which results in a change to either the Trust Units or the Exchangeable Units or both, this Agreement will forthwith be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Trust Units or the Exchangeable Units or both are so changed and the parties will execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

ARTICLE 6
GENERAL

6.1	Termination

This Agreement will automatically terminate on the date that no Exchangeable Units or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Units are outstanding.

6.2	Assignment

This Agreement is not assignable by any party hereto, except with the consent of the non-assigning parties hereto and provided that any assignment of this Agreement by the Exchangeable Unitholders will be subject to the same terms and conditions applicable to the assignment of their interest in the Limited Partnership Agreement pursuant to the terms of such agreement.

6.3	Time

Time is of the essence of this Agreement.

6.4	Enurement

This Agreement is binding upon and enures to the benefit of the parties and their respective successors.

6.5	Notices to Parties

Any notice, approval, consent, information, payment, request or other communication (in this Section, a “Notice”) to be given under or in connection with this Agreement shall be in writing and shall be given by personal delivery or by facsimile or other electronic communication addressed or sent as set out below as follows:

(a)	if to BCR or the Limited Partnership:

Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Attention:                                Chief Operating Officer

with a copy to:

Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Attention:                                General Counsel

(b)	if to BPP, as the initial Exchangeable Unitholder:

Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Attention:                                Chief Operating Officer

with a copy to:

Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Attention:                                General Counsel

Any Notice, if personally delivered, will be deemed to have been given on the date of such delivery and if sent by facsimile or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively given and received on the Business Day next following the day it was sent.

An accidental omission in the giving of, or failure to give, a Notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceeding in respect to which such Notice was or was intended to be given.

6.6	Counterparts

This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

<Remainder of Page Intentionally Left Blank>

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BOPC GP INC.

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	Director

By:	“Jan Sucharda”
	Name:	Jan Sucharda
	Title:	Chief Operating Officer

BPO PROPERTIES LTD.

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	President & Chief Executive Officer

By:	“Jan Sucharda”
	Name:	Jan Sucharda
	Title:	Chief Operating Officer

BROOKFIELD OFFICE PROPERTIES CANADA

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	Trustee

BROOKFIELD OFFICE PROPERTIES CANADA LP by its General Partner, BOPC GP INC.

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	Director

By:	“Jan Sucharda”
	Name:	Jan Sucharda
	Title:	Chief Operating Officer

BPO SUB AMALCO INC.

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	Director

By:	“Jan Sucharda”
	Name:	Jan Sucharda
	Title:	Director

BPO PROPERTIES BAY ADELAIDE LP, by its general partner BPO GP Trust, by its trustee BPO Properties GP Trustee Ltd.

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	Director

By:	“Jan Sucharda”
	Name:	Jan Sucharda
	Title:	Director

1211460 ONTARIO LIMITED

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	Director

By:	“Jan Sucharda”
	Name:	Jan Sucharda
	Title:	Director

BPO PROPERTIES TRUST, by its trustee BPO Properties Trustee Ltd.

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	President & Chief Executive Officer

By:	“Keith Hyde”
	Name:	Keith Hyde
	Title:	Vice President, Taxation

BPO PROPERTIES BANKERS COURT LP, by its general partner BPO GP Trust, by its trustee BPO Properties GP Trustee Ltd.

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	Director

By:	“Jan Sucharda”
	Name:	Jan Sucharda
	Title:	Director